UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from            to

Commission file number 1-12080

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Post Properties, Inc.

401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Post Properties, Inc
4401 Northside Parkway, Suite 800
Atlanta, GA 30327

Post Properties, Inc. 401(K) Plan

2

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Post Properties, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Post Properties, Inc. 401(k) Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia	/s/ Gifford, Hillegass & Ingwersen, LLP

June 10, 2005	Gifford, Hillegass & Ingwersen, LLP

Post Properties, Inc. 401(k) Plan
Statement of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Investments, at fair value
Mutual funds	$18,392,435	$15,550,219
Employer securities	3,294,845	2,390,104
Participant loans	464,950	458,013

Total Investments	22,152,230	18,398,336

Receivables
Employee Contribution	87	2,229
Employer Contribution	485,392	513,398
Miscellaneous	—	4,554

Total Receivables	485,479	520,181

Net Assets Available For Plan Benefits	$22,637,709	$18,918,517

The accompanying notes are an integral part of these financial statements.

Post Properties, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2004

Contributions
Employer	$485,392
Participants	2,145,728
Rollover	230,022

Total Contributions	2,861,142

Investment income
Interest and dividends	841,815
Net appreciation in fair value of investments	2,009,392

Total Investment Income	2,851,207

Total Additions	5,712,349

Deductions from net assets attributed to:
Forfeitures used to offset employer contribution	(58,073)
Benefits paid to participants	(1,935,084)

Total Deductions	(1,993,157)

Net Increase in Benefits	3,719,192

Net Assets Available for Benefits at Beginning of Year	18,918,517

Net Assets Available for Benefits at End of Year	$22,637,709

The accompanying notes are an integral part of these financial statements.

Post Properties, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Note 1 — Description of the Plan

The following is a brief description of the Post Properties, Inc. 401(k) Plan (the “Plan”). Reference should be made to the plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all full-time employees and part-time employees who have completed three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 25% of pretax annual compensation, as defined in the Plan not to exceed the amount allowed for income tax purposes. Participants 50 years of age or older may make catch-up contributions as allowed by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are discretionary and match 50% of employee deferrals up to 4% of eligible compensation. The Company may make additional discretionary contributions. Company contributions are invested directly into Post Properties, Inc. common stock. Effective January 1, 2004 Participants may immediately reallocate Company contributions from Company stock to other Plan investments. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s contributions and (2) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options: Participants may direct their contributions and any related earnings into any investment fund option offered by the Plan. Investment options consist of publicly traded mutual funds, a common collective trust fund, and Company stock. See additional disclosures in Note 3 concerning the Company stock investments.

Vesting: Participants are fully vested in their contributions and the earnings thereon. Vesting in Sponsor contributions and related earnings accrues using a graduated scale based on years of service. Participants with six or more years of service are fully vested in all their accounts.

Post Properties, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Note 1 — Description of the Plan—Continued

Participant Loans: Participants may borrow from their fund account a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 10.5%, which are commensurate with local prevailing rates charged by banks and have a definite repayment period. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: On termination of service for any reason a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a portion of that vested interest. As of December 31, 2004, deferred vested benefits to separated participants totaled $980,107.

Participants who have been in the Plan for a total of five years may withdraw up to 50% of their vested rollover account and vested employer discretionary profit sharing contribution account and, thereafter, at the end of each full five year period.

Account balances that do not exceed $5,000 are automatically distributed upon termination of service.

In the event of a hardship as defined by the Plan, participants may withdraw an amount not to exceed the total of their vested account balance.

Administrative Expenses: All usual and reasonable costs of administering the Plan are paid by the Company.

Forfeited Accounts: Forfeited accounts will be used to reduce future employer contributions. The employer’s contribution receivable at December 31, 2004 of $485,392 is net of the 2004 forfeitures of $53,084. Forfeitures of $58,073 related to 2003 were used to reduce amounts actually contributed by the Company during 2004.

Post Properties, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Note 2 — Accounting Policies

Basis of Accounting: The financial statements of the plan are prepared under the accrual basis of accounting which is in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition: Securities traded on national securities exchanges are valued at the closing price on the last day of the plan year; investments traded in over-the-counter markets and listed securities for which no sale was reported on that date are valued at the last reported bid price. Net realized gains (losses) and unrealized (depreciation) appreciation are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net (depreciation) appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Reinvested dividends are recorded on the ex-dividend date.

Payments of Benefits: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 3 — Investments

Individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2004 or 2003 are as follows:

	2004		2003
STI Classic Small Cap Growth Stock Fund	$3,595,122		$2,827,241
Post Properties, Inc. Common Stock	3,294,845	*	2,390,104	*
Vanguard 500 Index Fund	3,201,878		2,689,894
STI Classic Value Income Stock	2,903,449		2,425,720
STI Classic Balanced	2,112,755		2,086,046
STI Classic Prime Quality Money Market Fund	1,508,745		1,729,439
Templeton Growth Fund	1,367,319		1,097,367

Post Properties, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Note 3 — Investments—Continued

Net appreciation in fair value of investments for the year ended December 31, 2004 is comprised of:

Mutual funds	$1,328,608
Post Properties common stock	680,784

$2,009,392

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the Statements of Net Assets Available for Benefits.

Information about the net assets and significant components of the changes in net assets relating to the Company’s stock is as follows as of December 31:

	2004	2003
Net Assets:
Post Properties, Inc. Common Stock	$3,294,845 *	$2,390,104 *

Change in Net Assets:
Contributions	$513,324	$558,967
Dividends and interest	170,278	188,724
Net appreciation in fair value	680,784	351,257
Distributions to participants	(312,761)	(426,115)
Transfers	(146,884)	(211,837)

	$904,741	$460,996

*	Post Properties, Inc. common stock are non-participant directed investments to the extent of employer contributions until January 1, 2004, at which time, all investments will be participant directed. (See Note 1)

Post Properties, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

Note 4 — Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 4, 2003, that the Plan, as designed, is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan administrator and the Plan tax counsel believe that the Plan as currently designed is being operated in compliance with the applicable requirements of the IRC. On this basis, the Plan administrator believes that, as of the date of these financial statements, the Plan was qualified and the related trust was tax-exempt.

Note 5 — Party-In-Interest Transactions

The Plan held 94,408 and 85,603 shares of Post Properties, Inc. (the Plan sponsor) as of December 31, 2004 and 2003 with a fair value of $3,294,845 and $2,390,104, respectively.

Certain plan investments are shares of registered investment companies and common/collective trusts managed by SunTrust Bank. SunTrust Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Note 6 — Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Supplemental Information

Post Properties, Inc. 401(k) Plan
EIN #56-1550675
Plan #002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

	Identity of Issuer, Borrower,
	Lessor, or Similar Party	Description of Investment	Cost	Current Value
*	SunTrust	STI Classic Small Cap Growth Stock Fund, 171,605 shares	(a)	$ 3,595,122
		Vanguard 500 Index Fund, 28,680 shares	(a)	3,201,878
		STI Classic Value Income Stock, 230,067 shares	(a)	2,903,449
		STI Classic Balanced Fund, 167,812 shares	(a)	2,112,755
		STI Classic Prime Quality Money Market, 1,442,183 shares	(a)	1,508,745
		Templeton Growth Fund, 59,734 shares	(a)	1,367,319
		American Century Ultra Advisor Fund, 29,894 shares	(a)	871,104
		Putnam Investors Fund, 66,552 shares	(a)	837,885
		T. Rowe Price Midcap Growth Fund, 15,943 shares	(a)	786,615
		STI Classic International Equity Index, 43,220 shares	(a)	560,125
		STI Classic Investment Grade Bond, 41,258 shares	(a)	438,983
		STI Classic Life Vision Growth & Income, 8,116 shares	(a)	93,907
		STI Classic Life Vision Aggressive Growth, 4,069 shares	(a)	45,771
		STI Classic Life Vision Moderate Growth, 6,470 shares	(a)	68,777
**	Post Properties, Inc.	Common stock, 94,408 shares	(a)	3,294,845
*	Various Plan Participants	Participant Loans with varying maturities interest rates ranging from 5.0% to 10.5%	—	464,950
	Total			$ 22,152,230

*	Indicates party-in-interest
**	Post Properties, Inc. common stock, a party-in-interest, were non-participant directed investments to the extent of employer contributions until January 1, 2004, at which time, all investments are participant directed. (See Note 1)

(a) Participant directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2005	By:	Post Properties, Inc., the Plan Administrator of the 401(k) Plan

/s/ Linda J. Ricklef Linda J. Ricklef Vice President of Human Resources Post Properties, Inc.

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of Gifford, Hillegass and Ingwersen, LLP